Exhibit (m)(5)(i)

AMENDED SCHEDULE A

to the

FOURTH AMENDED AND RESTATED SHAREHOLDER SERVICE AND

DISTRIBUTION PLAN

CLASS R SHARES

Fund(s) (Current)

Voya Floating Rate Fund

Voya GNMA Income Fund

Voya Government Money Market Fund Voya High Yield Bond Fund

Voya Intermediate Bond Fund

Voya Short Duration Bond Fund (formerly, Voya Short Term Bond Fund) Voya Strategic Income Opportunities Fund